Mail Stop 3010

April 28, 2010

Mr. Ronald P. Scott
Chief Financial Officer
WES Consulting, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> RE: **Wes Consulting, Inc.**
> **Form 10-K for the period ended December 31, 2008**
> **Filed February 18, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **Filed November 18, 2009**
> **File No. 0-53314**

Dear Mr. Scott:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kristi Marrone
Staff Accountant